Item 77C for Cash Management Portfolio


Cash Management Fund, Cash Reserves
Fund Institutional, Deutsche Money Market
Series, Money Market ProFund and Prime
Series (each a "Fund") are each a "feeder fund" that pursues its investment objective by investing substantially all of its assets in a "master portfolio," the Cash Management
Portfolio (the "Portfolio"). The Portfolio held a meeting of its shareholders on December 21, 2015, which was adjourned until, and reconvened on, January 28, 2016.
At the meeting of the Portfolio, each feeder fund approved the revised fundamental investment policy relating to concentration on behalf of the Portfolio.